SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V7Y 1J7

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager____
Name: Valerie Seager
Title: Corporate Secretary

Date:  July 30, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated July 29, 2004

3

2

Financial Statements dated July 29, 2004

5

3

Management's Discussion and Analysis dated July 29, 2004

15

EXHIBIT 1

29 July 2004

Economic recovery strengthens paper markets and financial results

Vancouver, BC - A sustained economic recovery across North America helped to buoy paper market fundamentals and, along with savings from the company's performance improvement initiatives, has contributed to stronger financial results for the quarter and a more optimistic outlook for the remainder of the year.

Earnings before interest, taxes, depreciation and amortization and before other non-operating income and expenses (EBITDA) were up significantly, at $43.8 million for the second quarter with a net loss of $24 million ($0.11 per common share), and an operating loss of $2.6 million on sales of $479.6 million.

"We saw a lot of positive indicators this quarter. Our order book is full, the supply/demand balance is tightening and prices are improving in our specialty papers and newsprint businesses," said Russell J. Horner, president and CEO. "In spite of this, we are still in a net loss position and there's still a long way to go on pricing recovery before we have fully turned the corner in this business."

He noted that quarterly sales revenues were higher than in the previous five quarters, reflecting the recent price increases implemented in all three business segments. "We are continuing to restructure our business to reflect our reality as a mid-size Canadian player in a very competitive global industry dominated by large multinational companies. Not only do we keep a close eye on costs and margins, we are also refining our product and customer mix as we strengthen our position in market segments where we can be the preferred paper supplier," Horner emphasized.

Second quarter results compared with previous quarter EBITDA of $7.4 million, a net loss of $46.3 million ($0.22 per common share), and an operating loss of $37.6 million on sales of $454.5 million. The current quarter's results included a $10.7 million ($0.05 per common share) after-tax loss on translation of U.S. dollar denominated debt compared with a $5.1 million ($0.02 per common share) loss in the previous quarter.

Performance improvements of $25 million were posted this quarter, bringing the total year-to-date to $36 million in improvements against the 2004 target of $90 million. Savings were achieved primarily from reduced internal use of kraft pulp, a more efficient mix of fibre, improved productivity and through fuel optimization to drive down energy costs.

Several factors are combining to cast a brighter light on the remainder of the year. These include a seasonal increase in demand for specialty grades from commercial printers expected this fall, and a stronger U.S. job market that should drive recovery in newsprint demand and associated upward price adjustments.

NorskeCanada is North America's third largest producer of groundwood printing papers. The company also produces market kraft pulp. With five mills employing approximately 4,000 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.4 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, BC.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Friday, July 30, 2004 at 8:00 a.m. PST, 11:00 a.m. EST, to present the company's second quarter results. Media and other interested individuals are invited to listen to the live broadcast by visiting the NorskeCanada website at www.norskecanada.com in the "Investors / Events and Presentations" section or by entering http://webevents.broadcast.com/cnw/norskecanada20040730 in your web browser.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, anticipated saving and cost reductions and industry capacity.  These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Director, Corporate Affairs

604-654-4040

604-654-4212

EXHIBIT 2

NORSKE SKOG CANADA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2004 and 2003

(unaudited)

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Earnings and Retained Earnings	Three months ended June 30		Six months ended June 30
Unaudited and in millions of Canadian dollars, except where otherwise stated	2004	2003	2004	2003
Sales (note 2)	$479.6	$440.5	$934.1	$886.0
Operating expenses
Cost of sales (note 2)	423.2	417.5	857.9	837.6
Selling, general and administrative	12.6	13.4	25.0	27.0
Depreciation and amortization	46.4	48.0	91.4	95.3
	482.2	478.9	974.3	959.9
Operating earnings (loss)	(2.6)	(38.4)	(40.2)	(73.9)
Foreign exchange gain (loss) on translation of long-term debt	(13.0)	23.7	(19.2)	39.2
Loss on repayment of long-term debt	-	-	(5.2)	-
Other income (expense), net	2.4	(0.3)	2.2	-
Interest expense, net	(19.5)	(17.6)	(38.9)	(34.9)
Earnings (loss) before income taxes	(32.7)	(32.6)	(101.3)	(69.6)
Income tax expense (recovery)
Current	2.1	0.2	1.5	1.8
Future	(10.8)	(14.5)	(32.5)	(28.3)
	(8.7)	(14.3)	(31.0)	(26.5)
Net earnings (loss)	(24.0)	(18.3)	(70.3)	(43.1)
Retained earnings, beginning of period, restated (note 2)	106.7	215.3	153.0	240.1
Retained earnings, end of period	$82.7	$197.0	$82.7	$197.0
Basic and diluted earnings (loss) per share (in dollars)	$(0.11)	$(0.09)	$(0.33)	$(0.21)
Weighted average common shares outstanding (in millions)	214.6	205.9	214.6	205.9

NORSKE SKOG CANADA LIMITED
Consolidated Balance Sheets	As at
Unaudited and in millions of Canadian dollars, except where otherwise stated	June 30, 2004	December 31, 2003
Assets
Current assets
Cash and short-term investments	$18.1	$-
Accounts receivable	281.9	253.5
Inventories	228.0	235.9
Other	9.1	6.6
	537.1	496.0
Fixed assets	2,236.7	2,290.2
Other assets	28.4	30.0
	$2,802.2	$2,816.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$277.6	$244.2

Long-term debt (note 4)	912.8	845.8
Other long-term obligations	252.9	272.7
Future income taxes	331.6	363.3
Deferred credits (note 5)	27.3	21.0
	1,802.2	1,747.0
Shareholders' equity
Share capital	913.6	913.6
Contributed surplus (note 2)	3.7	-
Retained earnings	82.7	155.6
	1,000.0	1,069.2
	$2,802.2	$2,816.2

On behalf of the Board

(signed) "Russell J. Horner"

(signed) "Thomas S. Chambers"

Director

Director

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Cash Flows	Three months ended June 30		Six months ended June 30
Unaudited and in millions of Canadian dollars, except where otherwise stated	2004	2003	2004	2003
Cash provided (used) by
Operations
Net earnings (loss)	$(24.0)	$(18.3)	$(70.3)	$(43.1)
Items not requiring (providing) cash
Depreciation and amortization	46.4	48.0	91.4	95.3
Future income taxes	(10.8)	(14.5)	(32.5)	(28.3)
Increase in other long-term obligations	6.3	3.3	11.6	7.8
Foreign exchange (gain) loss on translation of long-term debt	13.0	(23.7)	19.2	(39.2)
Loss on repayment of long-term debt	-	-	5.2	-
Other	(7.0)	(0.3)	(9.1)	0.6
	23.9	(5.5)	15.5	(6.9)

Changes in non-cash working capital
Accounts receivable	(6.0)	19.6	(21.5)	19.8
Inventories	(8.5)	(5.4)	8.0	3.2
Other	(2.0)	0.4	0.2	5.2
Accounts payable and accrued liabilities	0.3	7.7	32.6	(33.5)
	(16.2)	22.3	19.3	(5.3)
Cash provided (used) by operations	7.7	16.8	34.8	(12.2)
Investing
Additions to fixed assets	(16.1)	(27.6)	(37.9)	(41.4)
Proceeds from sale of fixed assets	0.1	-	0.1	0.2
Proceeds from termination of interest rate swaps	-	-	-	15.9
Decrease (increase) in other assets	0.3	(1.2)	0.2	(0.3)
	(15.7)	(28.8)	(37.6)	(25.6)
Financing
Decrease in revolving loan (note 4)	-	(151.8)	(12.5)	(118.0)
Issue of long-term debt (note 4)	-	212.7	333.1	212.7
Repayment of long-term debt (note 4)	(22.8)	-	(266.1)	-
Premium and expenses on repayment of long-term debt	-	-	(15.0)	-
Deferred financing costs	-	(5.2)	(6.2)	(5.2)
Decrease in other long-term obligations	(7.2)	(10.4)	(12.4)	(18.4)
	(30.0)	45.3	20.9	71.1
Cash, increase (decrease) during period [1]	(38.0)	33.3	18.1	33.3
Cash, beginning of period [1]	56.1	-	-	-
Cash, end of period [1]	$18.1	$33.3	$18.1	$33.3
Supplemental information
Income taxes paid	$2.0	$1.7	$4.2	$5.2
Net interest paid	20.3	18.3	41.3	35.1

1

Cash includes cash and short-term investments.

NORSKE SKOG CANADA LIMITED
Consolidated Business Segments
Unaudited and in millions of Canadian dollars, except where otherwise stated	Specialties	Newsprint	Pulp	Total
Three months ended June 30, 2004
Sales [1] (note 2)	$253.8	$143.0	$82.8	$479.6
Depreciation and amortization	24.8	12.7	8.9	46.4
Operating earnings (loss)	(8.8)	(2.1)	8.3	(2.6)
Capital expenditures	11.9	1.6	2.6	16.1
Three months ended June 30, 2003
Sales [1] (note 2)	$244.5	$133.7	$62.3	$440.5
Depreciation and amortization	25.5	15.3	7.2	48.0
Operating earnings (loss)	(9.8)	(16.7)	(11.9)	(38.4)
Capital expenditures	11.4	7.9	8.3	27.6
Six months ended June 30, 2004
Sales [1] (note 2)	$509.1	$285.6	$139.4	$934.1
Depreciation and amortization	49.9	25.8	15.7	91.4
Operating earnings (loss)	(8.9)	(7.3)	(24.0)	(40.2)
Capital expenditures	15.9	2.7	19.3	37.9
Six months ended June 30, 2003
Sales [1] (note 2)	$489.0	$268.8	$128.2	$886.0
Depreciation and amortization	49.9	31.1	14.3	95.3
Operating earnings (loss)	(19.8)	(35.2)	(18.9)	(73.9)
Capital expenditures	16.7	13.3	11.4	41.4

[1]

Pulp sales are stated net of inter-segment pulp sales of $30.3 million for the three months ended June 30, 2004 ($45.8 million - three months ended June 30, 2003) and $71.9 million for the six months ended June 30, 2004 ($92.5 million - six months ended June 30, 2003).

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
1. Basis of Presentation

The consolidated financial statements include the accounts of Norske Skog Canada Limited ("the Company" or
"NorskeCanada") and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  The Company's 50.1% proportionate share of Powell River Energy Inc. ("PREI"), a joint venture between Great Lakes Hydro Income Fund ("Great Lakes") and the Company, is accounted for using the proportionate consolidation method.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements except as described in note 2 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2003 audited consolidated financial statements and the notes below.

2. Significant Accounting Policies
Generally Accepted Accounting Principles

Effective fiscal 2004, the Company adopted the new Canadian Institute of Chartered Accountants' ("CICA") Handbook ("the Handbook") Section 1100, "Generally Accepted Accounting Principles" ("GAAP") recommendations.  Among other recommendations, the section more clearly defines alternate sources of GAAP when a matter is not explicitly addressed by primary sources of GAAP.  This statement was applied retroactively with restatement.  As a result, distribution costs have been reclassified from "Net sales" to "Cost of sales" which resulted in an increase in "Sales" and "Cost of sales" for the three and six month periods ended June 30, 2003 by $56.8 million and $116.5 million respectively.

Stock-based Compensation

Effective January 1, 2004, the Company adopted the CICA amended recommendations of Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees.  Under the fair-value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  The standard has been applied retroactively without restatement of prior periods and resulted in an adjustment of $2.6 million to the opening balance of retained earnings and contributed surplus of the current period to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.  The pro forma disclosures with respect to the three months and six months ending June 30, 2003 are provided in note 8 of these consolidated financial statements.

Impairment of Long-lived Assets

Effective January 1, 2004, the Company adopted the new CICA recommendations of Handbook Section 3063, "Impairment of Long-lived Assets".  These recommendations require an entity to recognize an impairment loss when an event occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected from its use and eventual disposition.  The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.  The adoption of this new standard had no impact on the consolidated financial statements for the three months or six months ended June 30, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new CICA recommendations of Handbook Section 3110, "Asset Retirement Obligations", with respect to recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long-lived asset.  The adoption of this new standard had no impact on the consolidated financial statements for the three months or six months ended June 30, 2004.

Hedging Relationships and Accounting for Trading, Speculative, or Non-Derivative Financial Instruments

Effective January 1, 2004, the Company adopted the CICA's new Accounting Guideline-13, "Hedging Relationships", on the requirements related to the identification, designation, documentation and effectiveness of hedging relationships.  The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.

The Company also applied the accounting treatment prescribed by the CICA's Emerging Issues Committee ("EIC") Recommendation 128 with respect to the accounting for trading, speculative or non-hedging derivative financial instruments.  Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks.  Derivatives for which hedge accounting is not applied are carried on the balance sheet at fair value, with changes in fair value being recorded in the statement of earnings.  Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline or which the Company has elected not to formally document as hedges.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
Revenue Recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer.  Title of the products is typically transferred to the customers at the time of shipment and payment is based on agreed prices and credit terms contained on sales invoices.

Effective January 1, 2004, the Company applied the accounting treatments of EIC-141, "Revenue Recognition", EIC-142, "Revenue Arrangements with Multiple Deliverables" and EIC-143, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts".  EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue".  Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved.  EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer.  Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized.  The application of these accounting treatments had no impact on the consolidated financial statements for the three months or six months ended June 30, 2004.

3. Segmented Information

The Company operates in three business segments:

Specialties

-

Manufacture and sale of groundwood specialty printing papers and kraft paper

Newsprint

-

Manufacture and sale of newsprint

Pulp

-

Manufacture and sale of long and short fibre pulps

The segments are managed separately and all manufacturing facilities are located in Canada.  Inter-segment sales consist of pulp transfers at cost.

4. Long-term Debt
The Company's long-term debt is as follows:
	As at
Recourse	June 30, 2004	December 31, 2003
Senior notes, 10% due March 2009 (US$17.4 million; 2003 - US$200.0 million)	$-	$274.5
Senior notes, 8.625% due June 2011 (US$400.0 million)	540.1	521.2
Senior notes, 7.375% due March 2014 (US$250.0 million)	335.1	-
	875.2	795.7
Revolving operating facility of up to $350.0 million due July 2007 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	-	12.5
	875.2	808.2
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	37.6	37.6
Total long-term debt	$912.8	$845.8

On March 23, 2004, the Company issued, at par, US$250.0 million 7.375% senior notes due March 1, 2014.  The net proceeds were used to redeem the 10% senior notes and for general corporate purposes.

During the three months ended June 30, 2004, the maturity of the revolving operating facility was extended by one year, to July 2007.  Substantially all of the assets of the Company are pledged as security under the facility.  Its availability is determined by a borrowing base, calculated on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders' equity above $779.3 million as at June 30, 2004.  At June 30, 2004, the Company's $350.0 million revolving operating facility was undrawn.  After outstanding letters of credit of $26.4 million, $323.6 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under its revolving operating facility.  No such debt has been incurred.

As at June 30, 2004, the Company remained in compliance with the covenants under both its revolving operating facility and bond indentures.  However, the Company's Consolidated Fixed Charge Ratio of the bond indentures, calculated on a trailing twelve month basis, was below the 2.0:1 threshold, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated

5.

Related Party Transactions

In prior years the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, the Company's major shareholder up to July 28, 2000, companies with available tax losses.  The purchase price for these companies is subject to adjustment under certain conditions.  During the quarter, the Company recorded a downward adjustment of $6.3 million (net of taxes of $0.8 million on the interest component) to the purchase price (three months ended June 30, 2003 - nil).  This has been recorded as an increase in "Accounts receivable" and "Deferred credits".

6. Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments, that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents.  For the three and six month periods ended June 30, 2004, the Company incurred a total post-retirement benefit cost of $14.3 million and $29.0 million, respectively (three and six months ended June 30, 2003 - $12.9 million and $25.8 million).

7.

Financial Instruments

(a)

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to reduce its exposure to changes in long-term fixed interest rates associated with its senior notes.

(b)

Revenue and Cost Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

			Options
	Floor			Ceiling	Forward Contracts
		Average				Average
		Rate		Average Rate	US$Million	Rate
Term	US$Millions	C$ / US$	US$Millions	C$ / US$	s	C$ / US$

As at June 30, 2004

0 to 12 months	$375	1.3675	$241	1.4405	$45	1.5802
13 to 24 months	119	1.3270	104	1.4200	-	-
	$494	1.3578	$345	1.4343	$45	1.5802

As at December 31, 2003

0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	105	1.3647	54	1.4539	9	1.5269
	$429	1.4273	$196	1.5421	$65	1.5695

At period-end exchange rates, the amount that the Company would receive to settle the above contracts and options is $34.3 million of which $9.6 million is included in "Sales" and "Accounts receivable".  The above contracts are designated as hedging instruments.

At June 30, 2004, no commodity price hedging instruments are outstanding in respect of products sold.  The Company has oil swaps to purchase 379,000 barrels ("bbls") at an average contract rate of US$28.36 per bbl, settling between July 2004 and March 2007.  The Company also has natural gas swaps to purchase 1.6 million gigajoules ("Gj") at an average contract rate of US$4.54 per Gj, settling between July 2004 and March 2005.  These contracts are not designated as hedging instruments.  At period-end swap rates, the net amount the Company would receive to settle these swaps is $4.6 million, of which $3.1 million is included in "Cost of sales" and current assets, "Other".

NORSKE SKOG CANADA LIMITED
	Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated

c)

Long-term Debt Hedging Instruments

The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$155.5 million over a four-year period at rates averaging C$1.5578/US$.  These instruments are not designated as hedging instruments.  At period-end rates, the net amount the Company would pay to settle these contracts is $31.9 million which is included in "Other long-term obligations".

d)

Interest Rate Swaps

The Company has entered into fixed-to-floating interest rate swaps on US$30.0 million, maturing March 2014.  These instruments are not designated as hedging instruments in the current quarter.  At period-end rates, the net amount the Company would receive to settle these contracts is $0.4 million, which is included in "Interest expense, net".

8. Stock-based Compensation

For the three and six months ended June 30, 2004, the Company recorded $0.5 million and $1.0 million, respectively, as an expense for stock-based compensation plans.  The pro forma effect on net earnings (loss) and net earnings (loss) per common share if the fair value method had been used in the prior period to determine compensation cost for share options granted to directors, officers and employees is as follows:

	Three months ended June 30	Six months ended June 30
	2003
Net earnings (loss):
As reported	$(18.3)	$(43.1)
Pro forma	(18.8)	(44.1)
Net earnings (loss) per common share (in dollars):
As reported	$(0.09)	$(0.21)
Pro forma	(0.09)	(0.21)
The fair-value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
	2004	2003
Risk-free interest rate	4.5%	4.9%
Annual dividends per share	NIL	NIL
Expected stock price volatility	28.3%	27.3%
Expected option life (in years)	4.0	4.0
Average fair-value of options granted (in dollars)	$1.50	$1.74
9. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and six-month periods ended June 30, 2004 and June 30, 2003, and the three-month period ended March 31, 2004.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus depreciation and amortization.  As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.  EBITDA is presented because the Company believes it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements.  The Company interprets EBITDA trends as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net income, an indicator of the financial performance of Norske Skog Canada Limited ("NorskeCanada" or "the Company"), or an alternative to cash flows as a measure of liquidity.

 Except for the historical information contained herein, the matters set forth in this report are forward-looking ..  These include, for example, statements with respect to general economic conditions in the U.S ., Canada, and internationally, assessment of market conditions and demand for the Company's products , the outlook for inventories, production and pricing, performance improvements and cost savings and shifts in industry capacity ..  These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements.  Such statements reflect management's current views and are based on certain assumptions.  They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

I

RESULTS OF OPERATIONS

There are indications that the North American economy is well into the recovery phase, with continued strong levels of activity in the U.S. manufacturing sector and more positive data on help-wanted advertising and employment rates.  For the most part, groundwood paper producers continue to benefit from this increasing economic activity although Canadian producers are still wrestling with a relatively strong Canadian dollar and higher fibre and energy prices.

Demand for specialty printing paper products has been strong.  Groundwood specialty paper producers secured modest price increases for most grades during the quarter, reflecting the strengthening printing and writing paper market ..

Despite the overall improvement in the North American economy and increased advertising lineage, newsprint demand, measured in terms of consumption, continued to decline 1.9% in June and 2% year to date .  The Company believes the lack of recovery in newsprint consumption is typical for this phase of the economic cycle, as newsprint is a "late cycle" commodity.  A US$35 per tonne newsprint price increase was implemented during the quarter for the North American market .

The recovery of the pulp market continued through Q2, 2004.  In spite of some easing in Chinese and European demand towards the end of the quarter, average Northern Bleached Softwood Kraft ("NBSK") pulp prices increased by US$57 per tonne during the quarter, taking prices to their highest level in over three years.

The Company continues to make significant progress on its 2004 performance improvement program.  The Company realized an additional $25 million during the quarter , bringing its year-to-date improvements to $36 million.  Reduced kraft in paper furnish, lower energy consumption, and an improved fibre mix were the main drivers in the performance improvement.

Planned maintenance costs have been heavy during the first half of 2004.  However, as the Company enters the second half of the year, all annual major mill shutdowns have been completed and maintenance costs in the second half will be comparably lower.  Q1, 2004 maintenance costs were primarily pulp related while Q2, 2004 were primarily paper related.

The Company has also begun a new restructuring program which , when fully implemented , is expected to generate annual savings of $18 million.  This restructuring, which began in the first quarter of this year with the Elk Falls kraft mill rationalization, is expected to reduce the workforce by 200 positions or 5% over the next 18 months.  The workforce reduction is being substantially achieved through early retirement and attrition.

Q2, 2004 EBITDA was $43.8 million, a significant improvement from $7.4 million in the preceding quarter.  The improved financial results reflected increases in transaction prices in all three segments of the business, lower planned annual maintenance spending, and the realization of further savings from the performance improvement initiatives.

1.

Consolidated

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	YTD
Sales[1]	$445.5	$440.5	$473.7	$460.8	$1,820.5	$454.5	$479.6	$934.1
Operating earnings (loss)	(35.5)	(38.4)	(21.3)	(16.4)	(111.6)	(37.6)	(2.6)	(40.2)
EBITDA	11.8	9.6	26.1	30.8	78.3	7.4	43.8	51.2
Net earnings (loss)	(24.8)	(18.3)	(28.1)	(13.3)	(84.5)	(46.3)	(24.0)	(70.3)
EBITDA margin [1,2]	2.6%	2.2%	5.5%	6.7%	4.3%	1.6%	9.1%	5.5%
Net earnings (loss) per share - basic and diluted	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.41)	$(0.22)	$(0.11)	$(0.33)
Sales (000 tonnes)
Specialties	261.7	266.8	282.9	273.3	1,084.7	274.6	271.6	546.2
Newsprint	195.6	195.4	188.1	189.6	768.7	200.9	193.2	394.1
Total paper	457.3	462.2	471.0	462.9	1,853.4	475.5	464.8	940.3
Pulp	103.9	89.9	120.2	107.3	421.3	80.2	104.2	184.4
Total sales	561.2	552.1	591.2	570.2	2,274.7	555.7	569.0	1,124.7
Production (000 tonnes)
Specialties	260.9	277.1	273.5	263.8	1,075.3	280.1	265.0	545.1
Newsprint	199.6	186.2	188.2	200.8	774.8	197.6	185.0	382.6
Total paper	460.5	463.3	461.7	464.6	1,850.1	477.7	450.0	927.7
Pulp	99.0	93.7	114.8	111.3	418.8	70.2	112.6	182.8
Total production	559.5	557.0	576.5	575.9	2,268.9	547.9	562.6	1,110.5
Effective foreign exchange rate [3]	1.504	1.452	1.449	1.410	1.454	1.400	1.395	1.398
Average spot foreign exchange rate C$/US$ [4]	1.510	1.398	1.380	1.316	1.402	1.318	1.359	1.339
Period-end spot foreign exchange rate C$/US$ [5]	1.469	1.355	1.350	1.292	1.292	1.311	1.340	1.340
Common shares (millions):
At period end	205.9	205.9	205.9	214.6	214.6	214.6	214.6	214.6
Weighted average	205.9	205.9	205.9	208.8	206.6	214.6	214.6	214.6

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

EBITDA margin is defined as EBITDA as a percentage of sales.

3

Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company's revenue hedging program in the period.

4

Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

5

Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

(a)

Three Months ended June 30, 2004 compared to Three Months ended March 31, 2004

The Company recorded a net loss of $24.0 million ($0.11 per common share) and an operating loss of $2.6 million on sales of $479.6 million in Q2, 2004 , compared to a net loss of $46.3 million ($0.22 per common share) and an operating loss of $37.6 million on sales of $454.5 million for the preceding quarter.  The current quarter's results included an after-tax foreign exchange loss arising from the translation of US $ debt of $10.7 million ($0.05 per common share), compared to an after-tax loss of $5.1 million ($0.02 per common share) for the preceding quarter.  EBITDA for Q2, 2004 totalled $43.8 million, up $36.4 million from $7.4 million in Q1, 2004.

The higher EBITDA reflected improved paper and pulp prices, additional cost savings from the performance improvement initiatives, and the absence of costs associated with the Elk Falls recovery boiler shutdown and the annual maintenance shutdown of the pulp digesters at Crofton, both of which took place during Q1, 2004.  These positive factors were partially offset by higher planned paper mill maintenance spending at three of the Company's facilities in Q2, 2004, increases in electricity prices, and restructuring costs.

(b)

Three Months ended June 30, 2004 compared to Three Months ended June 30, 2003

The net loss of $24.0 million ($0.11 per common share) and an operating loss of $2.6 million on sales of $479.6 million in Q2, 2004 , compared to a net loss of $18.3 million ($0.09 per common share) and an operating loss of $38.4 million on sales of $440.5 million for the same quarter last year.  The net loss increased in Q2, 2004 as a result of an after-tax loss on translation of US$ debt of $10.7 million ($0.05 per common share) for the current quarter , compared to an after-tax gain of $19.5 million ($0.09 per common share) for the same quarter in 2003.  EBITDA was $43.8 million for Q2, 2004, $34.2 million higher than the same period last year.

The current quarter's EBITDA improvement was attributable to higher prices across all paper and pulp grades, savings arising from performance improvement initiatives, and lower maintenance spending at the Company's pulp operations.  These gains were partially offset by the adverse impact of the appreciation of the Canadian dollar relative to the U.S. dollar, higher planned maintenance spending at the Company's paper operations, higher electricity costs, market related fibre price increases, and restructuring and post-retirement benefit costs.

(c)

Six Months ended June 30, 2004 compared to Six Months ended June 30, 2003

The Company recorded a net loss of $70.3 million ($0.33 per common share) and an operating loss of $40.2 million on sales of $934.1 million for the six-month period ended June 30, 2004 , compared to a net loss of $43.1 million ($0.21 per common share) and an operating loss of $73.9 million on sales of $886.0 million for the same period in the prior year.  The reduction in net earnings resulted from a $15.8 million ($0.07 per common share) after-tax foreign exchange loss on the translation of US$ debt for the current year , compared to an after-tax gain of $32.3 million ($0.16 per common share) for the preceding year.  EBITDA for the six months ended June 30, 2004 totalled $51.2 million, up $29.8 million from $21.4 million for the same period in 2003.

The improvement in EBITDA reflected higher transaction prices across most paper and pulp grades, together with further performance improvements.  These gains were partially offset by the impact of unfavourable foreign exchange movements, the timing of planned maintenance spending, market related fibre price increases, higher electricity costs, and restructuring and post-retirement benefit costs.

2.

Specialties

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	YTD
Sales[1]	$244.5	$244.5	$259.9	$253.8	$1,002.7	$255.3	$253.8	$509.1
EBITDA	14.4	15.7	17.7	18.2	66.0	25.0	16.0	41.0
Operating earnings (loss)	(10.0)	(9.8)	(6.7)	(6.0)	(32.5)	(0.1)	(8.8)	(8.9)
EBITDA Margin[1]	5.9%	6.4%	6.8%	7.2%	6.6%	9.8%	6.3%	8.1%
Sales (000 tonnes)	261.7	266.8	282.9	273.3	1,084.7	274.6	271.6	546.2
Production (000 tonnes)	260.9	277.1	273.5	263.8	1,075.3	280.1	265.0	545.1
Average sales revenue per tonne[1]	$934	$916	$918	$929	$924	$930	$934	$932
Average cash costs per tonne[1,2]	879	858	856	862	864	839	874	857
SC-A, 35 lb. (US$/ton) [3]	655	660	690	695	675	695	695	695
LWC Paper, No.5, 40 lb. Average East Coast delivery (US$/ton) [3]	670	693	695	695	688	695	695	695
Telephone Directory Paper, 22.1 lb. (US$/ton) [3]	650	655	655	655	654	650	650	650

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and selling, general, and administrative ( "SG&A" ) costs .

3

Benchmark prices are sourced from Resource Information Systems, Inc. ("RISI").

Increasing demand from commercial printers driven by improved economic fundamentals benefited the recovery of specialty paper grades in Q2, 2004.

North American demand for lightweight coated groundwood paper ("LWC") increased by 9.4 % year-over-year to June 2004.  The previously announced US$60 per ton price increase was partially implemented July 1, 2004.  Average benchmark prices for LWC paper were in line with the same period a year ago.

The market demand for most uncoated specialty papers improved year-over-year during the quarter.  Price increases of between US$25 and US$45 per ton were secured for most grades in the quarter.  Compared to the same period a year ago, average super-calendered ("SC") and machine-finished hi-brite paper prices in Q2, 2004 were up between US$35 and US$65 per ton and white top linerboard prices were up approximately US$32 per tonne.  Directory prices remained unchanged over the comparable periods.

(a)

Three Months ended June 30, 2004 compared to Three Months ended March 31, 2004

The specialties business recorded an operating loss of $8.8 million on sales of $253.8 million in Q2, 2004, compared to an operating loss of $0.1 million on sales of $255.3 million in Q1, 2004.  EBITDA of $16.0 million in the current quarter was $9.0 million lower than the $25.0 million recorded in Q1, 2004.

Sales volumes declined by only 3,000 tonnes, or 1.1%, despite the planned annual paper mill shutdowns in Q2, 2004.  Average sales revenue improved by $4 per tonne as a result of higher transaction prices across most specialty paper grades.

Average cash costs increased by $35 per tonne, or 4.2% , over the preceding quarter as a result of costs associated with the timing of planned maintenance spending, higher energy prices and restructuring costs incurred in the current quarter.  Savings from the Company's performance improvement initiatives partially offset these costs.

(b)

Three Months ended June 30, 2004 compared to Three Months ended June 30, 2003

The specialties business recorded a Q2, 2004 operating loss of $8.8 million on sales of $253.8 million, compared to an operating loss of $9.8 million on sales of $244.5 million for Q2, 2003.  EBITDA of $16.0 million was in line with the same quarter last year.

Sales volumes were up by 4,800 tonnes, or 1.8%, from the corresponding period in 2003.  Average sales revenue improved $18 per tonne as higher transaction prices across most specialty paper grades and a higher-value sales mix more than offset the impact of the appreciation of the Canadian dollar.

Average cash costs increased $16 per tonne, or 1.9%, compared to the corresponding period in 2003.  The timing of planned maintenance spending relative to the comparable period in 2003, together with higher electricity and fibre prices, and restructuring and post-retirement benefit costs more than outweighed the benefits of the Company's performance improvement initiatives.

(c)

Six Months ended June 30, 2004 compared to Six Months ended June 30, 2003

The specialties business recorded an operating loss of $8.9 million on sales of $509.1 million for the six months ended June 30, 2004, compared to an operating loss of $19.8 million on sales of $489.0 million for the comparable period.  EBITDA of $41.0 million for the first half of 2004 was $10.9 million higher than the $30.1 million recorded for the comparable period in 2003.

Sales volumes were higher by 17,700 tonnes, or 3.3% , compared to the same period in the previous year.  Average sales revenue increased by $7 per tonne, with improved transaction prices for most specialty paper grades and an improved sales mix more than outweighing the impact of unfavourable foreign exchange movements.

Average cash costs improved by $11 per tonne, or 1.3% , compared to the same period in 2003.  The cost reduction included savings from performance improvement initiatives.  These gains were partially offset by the impact of higher planned annual paper mill maintenance in the first half of 2004, relative to 2003, higher fibre and electricity prices, and restructuring and post-retirement benefit costs.

3.

Newsprint

Summary of Financial Results ( I n millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	YTD
Sales[1]	$135.1	$133.7	$135.8	$134.6	$539.2	$142.6	$143.0	$285.6
EBITDA	(2.7)	(1.4)	3.5	5.7	5.1	7.9	10.6	18.5
Operating earnings (loss)	(18.5)	(16.7)	(11.6)	(9.8)	(56.6)	(5.2)	(2.1)	(7.3)
EBITDA Margin[1]	(2.0)%	(1.0)%	2.6%	4.2%	0.9%	5.5%	7.4%	6.5%
Sales (000 tonnes)	195.6	195.4	188.1	189.6	768.7	200.9	193.2	394.1
Production (000 tonnes)	199.6	186.2	188.2	200.8	774.8	197.6	185.0	382.6
Average sales revenue per tonne[1]	$691	$684	$722	$710	$701	$710	$740	$725
Average cash costs per tonne [1,2]	705	691	703	680	695	670	685	678
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne) [3]	470	495	495	512	493	520	545	531

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

3

Benchmark prices are sourced from RISI.

As is typical in this phase of the economic recovery cycle, the newsprint market continued to be flat with year-to-date North American shipments down 0. 3 % over 2003.  Total U.S. newsprint consumption continued to fall in the second quarter of 2004, relative to the same period in 2003.  Notwithstanding the drop in demand, a US$35 per tonne newsprint price increase was implemented during the quarter ..   Compared to the same period a year ago, average newsprint benchmark prices in Q2, 2004 were up by approximately US$50 per tonne, or 10.1%.

(a)

Three Months ended June 30, 2004 compared to Three Months ended March 31, 2004

The newsprint business recorded an operating loss of $2.1 million on sales of $143.0 million in Q2, 2004 , compared to an operating loss of $5.2 million on sales of $142.6 million in the previous quarter.  EBITDA for Q2, 2004 was $10.6 million, a $2.7 million improvement from $7.9 million recorded in Q1, 2004.

Sales volumes declined by 7,700 tonnes, or 3.8% , due to the annual maintenance shutdowns in the current quarter.  Average sales revenue increased by $30 per tonne , compared to the previous period as a result of improved transaction prices.

Average cash costs increased by $15 per tonne, or 2.2% , due for the most part, to the completion of the majority of the Company's planned annual maintenance spending.  These costs, together with higher electricity prices and restructuring costs, more than outweighed savings resulting from performance improvement initiatives.

(b)

         Three Months ended June 30, 2004 compared to Three Months ended June 30, 2003

The newsprint business recorded an operating loss of $2.1 million on sales of $143.0 million for Q2, 2004 , compared to an operating loss of $16.7 million on sales of $133.7 million for Q2, 2003.  Q2, 2004 EBITDA of $10.6 million was up $12.0 million from negative EBITDA of $1.4 million recorded for the comparable period in 2003.

Sales volumes of 193,200 tonnes remained largely unchanged from the comparable period in 2003.  Average sales revenue in the current period improved by $56 per tonne, or 8.2%, as a result of higher transaction prices and, to a lesser extent, a higher value sales mix which more than offset the impact of unfavourable foreign exchange movements.

Average cash costs were lower by $6 per tonne, or 0.9%, compared to the same quarter last year.  Savings realized from performance improvement initiatives were partially offset by higher planned maintenance spending, increased electricity and fibre prices, and restructuring and post-retirement costs.

(c)

Six Months ended June 30, 2004 compared to Six Months ended June 30, 2003

The newsprint business recorded an operating loss of $7.3 million on sales of $285.6 million for the six months ended June 30, 2004.  This compares favourably to the comparable period in 2003 when the business recorded an operating loss of $35.2 million on sales of $268.8 million. EBITDA of $18.5 million for the first half of 2004 improved $22.6 million from negative EBITDA of $4.1 million for the same period in 2003.

Newsprint sales volumes of 394,100 tonnes for the six months ended June 30, 2004 were marginally higher than the corresponding period in 2003.  Average sales revenue improved by $38 per tonne, or 5.5%.  Higher average transaction prices were partially offset by the effects of the strengthening Canadian dollar.

Average newsprint cash costs improved by $19 per tonne, or 2.7%, compared to the six months ended June 30, 2003.  The savings realized from performance improvement initiatives were partially offset by increased fibre and energy prices, and restructuring and post-retirement benefit costs.

4.

Pulp

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	YTD
Sales[1]	$65.9	$62.3	$78.0	$72.4	$278.6	$56.6	$82.8	$139.4
EBITDA	0.1	(4.7)	4.9	6.9	7.2	(25.5)	17.2	(8.3)
Operating earnings (loss)	(7.0)	(11.9)	(3.0)	(0.6)	(22.5)	(32.3)	8.3	(24.0)
EBITDA Margin [1]	0.2%	(7.5)%	6.3%	9.5%	2.6%	(45.1)%	20.8%	(6.0)%
Sales (000 tonnes)	103.9	89.9	120.2	107.3	421.3	80.2	104.2	184.4
Production (000 tonnes)	99.0	93.7	114.8	111.3	418.8	70.2	112.6	182.8
Average sales revenue per tonne[1]	$634	$692	$649	$675	$661	$707	$794	$756
Average cash costs per tonne[1,2]	633	745	607	610	644	1025	630	802
NBSK pulp, Northern Europe Delivery (US$ per tonne) [3]	480	550	518	552	525	590	647	618

1

Comparative figures have been restated to reflect the reclassification of distribution costs.

2

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

3

Benchmark prices are sourced from RISI.

Strong demand in China and the improving U.S .. printing and writing paper market largely accounted for the 7% increase in global shipments in the first five months of 2004.  This momentum in pulp markets led to NBSK pulp prices increasing a further US$57 per tonne during the quarter, taking price rises since the beginning of 2004 to over US$100 per tonne.  Compared to the same period a year ago, average European NBSK benchmark prices were up close to US$100 per tonne.

(a)

Three Months ended June 30, 2004 compared to Three Months ended March 31, 2004

The pulp business recorded operating earnings of $8.3 million on sales of $82.8 million in the current quarter , compared to an operating loss of $32.3 million on sales of $56.6 million in the previous quarter.  EBITDA of $17.2 in Q2, 2004 was an improvement of $42.7 million over negative EBITDA of $25.5 million in Q1, 2004.

Sales volumes increased 24,000 tonnes, or 29.9%, due to the absence of planned maintenance shutdowns.  Average sales revenue increased by $87 per tonne, or 12.3%, reflecting the successful implementation of price increases for both long and short fibre pulp products.

Average cash costs improved by $395 per tonne, or 38.5%, over the preceding quarter.  This improvement was attributable to the absence of costs pertaining to annual planned maintenance shutdowns in Q1 , 2004, additional savings generated from performance improvement initiatives , and the positive impact of higher pulp prices on inventory values in the current quarter.

(b)

Three Months ended June 30, 2004 compared to Three Months ended June 30, 2003

The pulp business recorded operating earnings of $8.3 million on sales of $82.8 million for Q2, 2004.  This compares favourably to the same period a year ago when the business recorded an operating loss of $11.9 million on sales of $62.3 million.  EBITDA of $17.2 million for Q2 , 2004 was $21.9 million higher than negative EBITDA of $4.7 million for Q2, 2003.

Sales volumes increased by 14,300 tonnes, or 15.9% , reflecting the availability of additional kraft for external sales as a result of the kraft usage reduction initiative in the paper segment.  Average sales revenue increased by $102 per tonne, or 14.7%, with higher transaction prices more than offsetting unfavourable foreign exchange movements.

Average cash costs improved by $115 per tonne, or 15.4%, due to the timing of maintenance spending at the Crofton mill.  In addition, savings from performance improvement initiatives, as well as the positive impact of higher pulp prices on inventory values also contributed to the improvement.  These were partially offset by increased fibre costs.

(c)

Six Months ended June 30, 2004 compared to Six Months ended June 30, 2003

For the six months ended June 30, 2004 the pulp business recorded an operating loss of $24.0 million on sales of $139.4 million , compared to the same period in 2003 when the business recorded an operating loss of $18.9 million on sales of $128.2 million.  EBITDA of negative $8.3 million for the first half of 2004 was $3.7 million less favourable than EBITDA of negative $4.6 million for the same period in 2003.

Pulp sales volumes declined by 9,400 tonne s , or 4.9% , reflecting higher downtime arising from the planned recovery boiler shutdown at Elk Falls during Q1, 2004.  Average sales revenue increased by $95 per tonne, or 14.3% , due to higher average transaction prices.  This was partially offset by unfavourable foreign exchange movements.

Average cash costs were higher by $117 per tonne, or 17.1% , as a result of higher maintenance costs arising from the scheduled Elk Falls recovery boiler shutdown in the first quarter of this year and, to a lesser extent, higher fibre costs.  Savings from performance improvement initiatives partially offset these higher costs.

II

FINANCIAL POSITION AND LIQUIDITY

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2003					2004
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	YTD
Cash provided (used) by operations (before changes in non-cash working capital)	$(1.4)	$(5.5)	$11.5	$12.6	$17.2	$(8.4)	$23.9	$15.5
Changes in non-cash working capital	(27.6)	22.3	(0.1)	10.7	5.3	35.5	(16.2)	19.3
Cash provided (used) by operations (after changes in non-cash working capital)	$(29.0)	$16.8	$11.4	$23.3	$22.5	$27.1	$7.7	$34.8
Capital spending	13.8	27.6	26.0	14.0	81.4	21.8	16.1	37.9
Capital spending as % of depreciation and amortization	29%	58%	55%	30%	43%	48%	35%	42%
Total debt to total capitalization (1) (2)	44%	45%	45%	44%	44%	47%	48%	48%
Net debt to net capitalization (3) (4)	44%	44%	45%	44%	44%	46%	47%	47%

1

Total debt is comprised of long-term debt, including current portion.

2

Total capitalization is comprised of total debt and shareholders' equity.

3

Net debt is comprised of total debt less cash on hand.

4

Net capitalization is comprised of net debt and shareholders' equity.

1.

Changes in Financial Position

Cash flow provided by operating activities, after changes in non-cash working capital, for Q2, 2004 amounted to $7.7 million, compared to $16.8 million for the second quarter of 2003 and $27.1 million for Q1, 2004.

Capital spending for the current quarter totalled $16.1 million, compared to $27.6 million for the same quarter in 2003, and $21.8 million for the first quarter of 2004.  The current quarter's spending included the majority of the work required to complete the $7.5 million upgrade to the Company's No.10 paper machine at Powell River.  The upgrade enables the production of a higher-gloss uncoated specialty papers such as the "Electraprime" grade, a high-brightness paper used mainly for advertising flyers and catalogues.

2.

Liquidity

(a)

Debt

At June 30, 2004, the Company's $350.0 million revolving operating facility was undrawn.  After outstanding letters of credit of $26.4 million, $323.6 million was available to the Company.  During the quarter, the maturity of the facility was extended by one year, to July 2007.  Net debt to net capitalization as of June 30, 2004 was 47.2% , compared to 45.7% as at March 31, 2004.

The Company remains in compliance with the covenants under its revolving operating facility and bond indentures.  The Consolidated Fixed Charge Ratio of the bond indentures, calculated on a trailing twelve-month basis, continues to be below the 2.0:1 threshold, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

(b)

Financial Instruments

The Company uses derivative financial instruments to reduce exposure to foreign currency and price risks associated with revenues.  The following table highlights foreign currency options and forward contracts outstanding at June 30, 2004 to sell U.S. dollars:

	Options
	Floor		Ceiling		Forward Contracts
Term	US$Millions	Average Rate C$/US$	US$Millions	Average Rate C$/US$	US$Millions	Average Rate C$/US$
As at June 30, 2004
0 to 12 months	$375	1.3675	$241	1.4405	$45	1.5802
13 to 24 months	119	1.3270	104	1.4200	-	-
	$494	1.3578	$345	1.4343	$45	1.5802
As at December 31, 2003
0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	105	1.3647	54	1.4539	9	1.5269
	$429	1.4273	$196	1.5421	$65	1.5695

At period-end exchange rates, the Company would receive $34.3 million to settle the above contracts and options, of which $9.6 million is included in sales and accounts receivable.

At June 30, 2004, the Company has long-term debt related forward foreign exchange contracts to acquire U.S. dollars totalling US$155.5 million over a four-year period at rates averaging C$1.5578/US$.  At period - end exchange rates, the net amount the Company would pay to settle these contracts is $31.9 million, which is included in other long-term obligations.

From time to time, the Company enters into interest rate swaps to manage exposure to changes in long-term fixed interest rates associated with its senior notes.  As at June 30, 2004, the Company has entered into fixed-to-floating interest rate swaps on US$30.0 million, which mature March 2014.  At period-end rates, the net amount the Company would receive to settle these contracts is $0.4 million, which is included in interest expense, net.

The Company also uses financial instruments to reduce its exposure to energy price fluctuations.  At June 30, 2004, the Company had oil swaps to purchase 379,000 barrels at an average contract rate of US$28.36 per barrel, settling between July 2004 and March 2007, and natural gas swaps to purchase 1.6 million gigajoules ("Gj") at an average contract rate of US$4.54 per Gj, settling between July 2004 and March 2005.  At period-end rates, the net amount the Company would receive to settle these contracts is $4.6 million , of which $3.1 million is included in cost of sales and other current assets.

At June 30, 2004, no commodity price hedging instruments were outstanding in respect of products sold by the Company.

III

RELATED PARTY TRANSACTIONS

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses.  The purchase price for these companies is subject to adjustment under certain conditions.  In Q2, 2004, the Company recorded a receivable in the amount of $7.1 million reflecting a downward adjustment to the purchase price.  No such price adjustments were recorded in Q2, 2003.

IV

CONTRACTUAL OBLIGATIONS

During Q2, 2004 there were no material changes in the contractual obligations that are outside the ordinary course of the Company's business.  A summary of the Company's contractual obligations can be found on page 38 of the 2003 annual report.

V

CRITICAL ACCOUNTING POLICIES AND JUDGMENTAL MATTERS

The critical accounting policies and judgmental matters specified in NorskeCanada's annual MD&A remain substantially unchanged.  A summary can be found on pages 38 and 39 of the 2003 Annual Report.

VI

CHANGES IN ACCOUNTING POLICIES

Effective fiscal 2004, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants:

(a)

Accounting Guideline 13, Hedging Relationships, and the Emerging Issues Committee's ("EIC") Consensus EIC-128, Accounting for Trading, Speculative, or Non-hedging Derivative Financial Instruments

The new standards implement requirements related to the identification, designation, documentation and effectiveness of hedging relationships.  The new standards have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004.  Under the new guidance, hedge accounting is optional for derivative transactions that are effective in offsetting financial statement risks.  Derivative financial instruments that are not subject to hedge accounting are recorded on the balance sheet at fair value, with unrealized changes in fair value recorded to the statement of earnings.  Upon adoption, the Company discontinued hedge accounting for certain derivative instruments which were either no longer eligible for hedge accounting under the new guideline or which the Company elected not to formally document as hedges.

(b)

Section 3110, Asset Retirement Obligations.

The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset.  The adoption of this new standard had no material impact on the Company's consolidated financial statements for Q2, 2004.

(c)

Section 3063, Impairment of Long-Lived Assets

The new standard requires entities to recognize an impairment loss when an event occurs that results in the carrying amount of a long-lived asset exceeding the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.  The adoption of this new standard had no impact on the Company's consolidated financial statements for Q2, 2004.

(d)

Section 3870, Stock-Based Compensation and Other Stock-Based Payments

The amended recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees.  Under the fair-value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the award's vesting period.  Upon adoption, the Company recorded an expense for stock-based compensation plans in the current quarter and applied the standard retroactively without restatement to the prior periods.  The Company made an adjustment of $2.6 million to the opening balances of retained earnings and contributed surplus of the current quarter to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002.

(e)

EIC-141, Revenue Recognition; EIC-142, Revenue Arrangements with Multiple Deliverables; EIC-143, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer.  Title of the products is typically transferred to the customers at the time of shipment and payment is based on agreed prices and credit terms contained on sales invoices.

The new recommendations summarize the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue".  EIC-141 presents the criteria to be met for revenue recognition to be considered achieved.  EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized.  The application of these accounting treatments had no impact on the Company's consolidated financial statements.

(f)

Section 1100 - Generally Accepted Accounting Principles

The new section, among other recommendations, more clearly defines alternate sources of GAAP when a matter is not explicitly addressed by primary sources of GAAP.  As a result, distribution costs were reclassified from net sales to cost of sales which increased sales and cost of sales for the three and six-month period ended June 30, 2003 by $56.8 million and $116.5 million respectively.  The new recommendations were applied retroactively with restatement.  The application of this section had no impact on the Company's net earnings.

VII

SUMMARY OF QUARTERLY RESULTS

Summary of Financial Results (In millions of Canadian dollars, except where otherwise stated)
	2002		2003				2004
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Sales[1]	$450.2	$469.0	$445.5	$440.5	$473.7	$460.8	$454.5	$479.6
Net earnings (loss)	(20.1)	(37.3)	(24.8)	(18.3)	(28.1)	(13.3)	(46.3)	(24.0)
Net earnings (loss) per share - basic and diluted	$(0.10)	$(0.18)	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.22)	$(0.11)

1            Comparative figures have been restated to reflect the reclassification of distribution costs.

VIII

RECONCILIATION OF EBITDA TO NET EARNINGS (LOSS)

The following table reconciles the Company's EBITDA to net earnings (loss):

(In millions of Canadian dollars)
	2002		2003				2004
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
EBITDA	$42.4	$10.3	$11.8	$9.6	$26.1	$30.8	$7.4	$43.8
Depreciation and amortization	(46.3)	(46.6)	(47.3)	(48.0)	(47.4)	(47.2)	(45.0)	(46.4)
Foreign exchange gain (loss) on translation of long-term debt	(5.7)	1.7	15.5	23.7	0.7	18.3	(6.2)	(13.0)
Write-down of fixed assets	-	-	-	-	-	(14.2)	-	-
Loss on repayment of long-term debt	-	-	-	-	-	-	(5.2)	-
Other income (expense), net	-	(0.6)	0.3	(0.3)	(1.3)	(2.6)	(0.2)	2.4
Interest expense, net	(17.5)	(18.3)	(17.3)	(17.6)	(20.0)	(20.1)	(19.4)	(19.5)
Income tax (expense) recovery	7.0	16.2	12.2	14.3	13.8	21.7	22.3	8.7
Net earnings (loss)	(20.1)	(37.3)	(24.8)	(18.3)	(28.1)	(13.3)	(46.3)	(24.0)

IX

              OUTLOOK

The Company believes it is at the beginning of a typical cyclical recovery for its products.  The improving fundamentals in the printing and writing paper market appear to be leading to a sustained upturn for paper producers.

In specialties markets, demand for almost all grades continues to strengthen, buoyed by the economic recovery in the U.S.  Price increases have been implemented for most grades.   The Company expects that the high demand levels will support further price increases in most grades in the second half of the year.

Continued economic growth should begin to generate a recovery in U.S. newsprint consumption and provide the momentum for further price increases later in the year.  A further US$50 per tonne increase has been announced for September 1, 2004 for the North American market.

For pulp markets, an easing of Chinese and European demand towards the end of the second quarter and a seasonal slowdown is expected to temporarily slow the momentum for additional price increases until the last quarter of 2004, at which time improving demand and restocking should pave the way for a further price improvement.

For the balance of 2004, the Company is committed to achieving the targeted $90 million year-over-year performance improvement initiative and enhancing the quality of its products.  In addition, the Company will also focus on progressing its restructuring plan and maintaining a tight control over its cash flow.  Capital spending will remain limited to maintenance of business and carefully selected high-return capital projects until cash flows reflect an expectation of an economic recovery.

X

RISKS AND UNCERTAINTIES

NorskeCanada produces and markets products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, the operating environment is subject to uncertainties, many of which are common to virtually all companies in the forest products industry in North America and also some that are more specifically applicable to NorskeCanada's operations based in British Columbia.

A discussion of the principal uncertainties to which the Company is subject follows.

1.

The Business is of a Cyclical Nature and Product Prices
May Fluctuate Significantly

The Company's markets are commodity-based and cyclical in nature.  Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices.  Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income.  The Company's earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

2.

The Company Faces Significant Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price.  A majority of the Company's production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers.  Many of the Company's competitors are larger and have greater financial resources than NorskeCanada and some of the mills operated by the Company's competitors are lower cost producers than the mills NorskeCanada operates.

3.

The Company Faces Risks Related to its International Sales

A significant portion of NorskeCanada's sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of sales and marketing agreements with affiliates of Norske Skogindustrier ASA, a significant shareholder, either party on six months notice may terminate each of these contracts.  If any of these contracts are terminated, NorskeCanada will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

4.

The Company is Subject to Risks of Exchange Rate Fluctuations

The Company's profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated.  Fluctuations in foreign currencies affect the Company's competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company's competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries.  The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7⅜% and 8⅝% notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt.

5.

The Company is Exposed to Fluctuations in the Cost and Supply of Wood Fibre and to Potential Aboriginal Title Claims that may also Affect the Supply of Wood Fibre

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, almost half of which is provided by five suppliers.  The Company's fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.  One of the suppliers is undergoing a court-approved corporate restructuring, and the Company is unable to determine the impact, if any, of this on its operations.  Should NorskeCanada cease to be supplied with wood fibre under existing contracts, alternative sources of fibre at acceptable prices may not be readily available.

The majority of the Company's suppliers have employees who are represented by the International Wood and Allied Workers Union (" IWA ") .  These collective agreements expired in June 2003 and new agreements have now been settled.  In May, a mediator appointed by the B.C. government to resolve the B.C. coastal IWA contract dispute tabled a binding report that implements a four-year agreement between the parties.  In the southern interior, an agreement was reached in June 2004 on a six-year contract between employers and the IWA's Okanagan local.  This settles the last of the outstanding IWA contracts throughout B.C.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company's suppliers are situated.  Although the renewal of forest tenures held by the Company's suppliers will likely be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

6.

The Company Continues to be Affected by Aboriginal Groups' Claims of Aboriginal Title and Rights

The Company's ability to operate its manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights.   The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as ourselves will not be affect ed by treaty negotiations.   In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by filing a claim in the Supreme Court of British Columbia.  While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against NorskeCanada in the proceeding.  Based on the history of similar proceedings, the Company expect s that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent court decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title.  This duty of consultation may affect the Company's ability to obtain or amend necessary regulatory permits on a timely basis.

7.

The Company is Exposed to Fluctuations in Energy Costs

NorskeCanada is a significant consumer of electrical power and fossil fuels.  The majority of the Company's fossil fuels, particularly oil and natural gas are purchased on the spot market, which can fluctuate significantly depending on various external factors.  A portion of the Company's exposure to fluctuating fossil fuel prices is managed through the use of financial derivatives and physical supply contracts, under a Board-approved energy program.

The Government of British Columbia regulates the Company's electricity supply contracts and, although there have been no fluctuations in the terms of the contracts, future changes could have a significant impact on the Company's earnings.  In March 2003, B.C. Hydro filed a revision to an earlier application to the B.C. Utilities Commission ("BCUC") requesting a rate increase of 8.9% effective April 1, 2004.  The BCUC has determined that an interim rate increase of 7.23%, approved by the BCUC, will take effect on April 1, pending the completion of a full public hearing beginning May 17.  If awarded, the additional 1.67% would be effective 30 days after the BCUC makes a final decision in the fall and would not be retroactive to April 1.

8.

The Company is Occasionally Party to Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law.  As at June 30, 2004, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

The Company and certain of its affiliates have been named, together with a number of other paper producers, in United Stated class action lawsuits alleging an ongoing conspiracy to fix prices of magazines and other publication papers.  These suits have been triggered by a recent European Commission investigation into possible anti-competitive practices by certain European paper producers.  The Company believes there is no merit to the allegations and intends to vigorously defend itself.

9.

The Company has Recorded Losses for Eleven Consecutive Quarters

The Company has incurred a net loss in each of the eleven quarters since the end of September 2001, and operating losses have been recorded for the last ten quarters.  These losses have arisen primarily as a result of adverse market conditions.  Should these conditions continue, the Company may, over time, need to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.

10.

The Company's Debt May Impair its Financial and Operating Flexibility

The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants.  The Company's ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company's future operating performance and its ability to obtain additional debt or equity financing, when necessary.  Prevailing economic conditions and financial, business, and other factors beyond the Company's control may affect its ability to make these payments.  In addition, the Company's debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations.  Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.

11.

The Company is Subject to Significant Environmental Regulation

NorskeCanada's operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management.  The costs of compliance with such laws and regulations can be significant.  The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

12.

Labour Disruptions Could Have a Material Adverse Effect
on the Business

Many of the Company's suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

XI

OUTSTANDING SHARE DATA

At July 29, 2004, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2003 Annual Information Form is available on the Company's website www.norskecanada.com, or the Canadian Securities Administrator's electronic filing website www.sedar.com.